UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 002-78682

                           NOTIFICATION OF LATE FILING

|_| Form 10-K     |_| Form 20-F     |_| Form 11-K     |X| Form 10-Q
|_| Form 10-D     |_| Form N-SAR
|_| Form N-SAR
For Period Ended: March 31, 2006

|_|  Transition  Report  on Form  10-K
|_|  Transition  Report  on Form 20-F
|_|  Transition Report on Form 11-k
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: _____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Applied DNA Sciences, Inc.
--------------------------------------------------------------------------------
Full name of registrant


Former name if applicable

25 Health Sciences Drive, Suite 113
--------------------------------------------------------------------------------
Address of principal executive office

Stony Brook, New York 11790
--------------------------------------------------------------------------------
City, state and zip code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or expense;

      | (b) The subject annual report, semi-annual report, transition report [X]| on Form 10-K, Form 20-F, Form 11-K, Form n-SAR or Form N-CSR, or
      | portion thereof, will be filed on or before the fifteenth calendar day | following the prescribed due date; or the subject quarterly report or | transition report on Form 10-Q or subject distribution report on Form | 10-D, or portion thereof, will be filed on or before the fifth
      |  calendar day following the prescribed due date; and
      |
      |  (c) The accountant's statement or other exhibit required by Rule
      |  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

      Applied DNA Sciences, Inc. (the "Company" or "we" or "us") will be restating its financial statements as of and for the fiscal year ended September 30, 2005 and as of and for the fiscal quarters ended March 31, 2005, June 30, 2005 and December 31, 2005. Because the analysis and preparation of the financial statements for the periods affected by the restatement are not yet complete, we will not be in a position to timely file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 without undue hardship and expense.

PART IV -OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      James A. Hayward                    (631)                   444-6861
------------------------------      ------------------      ------------------
            (Name)                    (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              |X| Yes           |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              |X| Yes           |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On January 28, 2005 and February 11, 2005, we closed on a private placement of our securities in which we sold $7,371,000 in aggregate principal amount of 10% secured convertible promissory notes (the "Notes") and warrants to purchase 14,742,000 shares of our common stock (the "Warrants").

      On May 16, 2006, our Board of Directors concluded that its previously issued financial statements as of and for (i) the fiscal year ended September 30, 2005, and (ii) the three month periods ended March 31, 2005, June 30, 2005 and December 31, 2005, should no longer be relied upon as a result of the Company having erroneously recorded the Warrants, and the common stock issued upon the conversion of all of the Notes in February, 2005, as "permanent equity."

      Accordingly, we will restate our financial statements as of and for the fiscal year ended September 30, 2005, and as of and for the quarters ended March 31, 2005 and June 30, 2005, by disclosing the effect of these errors in an amended Form 10-KSB for the fiscal year ended September 30, 2005. We will restate our financial statements for the quarter ended December 31, 2005 by disclosing the effect of these errors in an amended Form 10-QSB for the three month period ended December 31, 2005.

      These errors were discovered in connection with comments raised by the Securities and Exchange Commission (the "SEC") in their review and comment on the Registration Statement on Form SB-2, as amended, that we filed with the SEC on February 15, 2005 (the "Registration Statement") pursuant to the Registration Rights Agreement (the "Registration Rights Agreement") by and between the Company and VC Arjent Ltd., on behalf of the holders of the Registrable Securities (as defined in such agreement), in connection with our private placement in January and February, 2005 described above. These comments related to the Company's accounting for the Warrants and the common stock issued upon conversion of the Notes (pursuant to their terms, the Notes automatically converted into shares of our common stock upon the filing of the Registration Statement) considering the rights provided by the Registration Rights Agreement to the holders of these securities. Pursuant to the terms of the Registration Rights Agreement, if the Registration Statement was not declared effective on or before June 15, 2005, we are obligated to pay liquidated damages in the amount of 3.5% of the face amount of the Notes per month until the Registration Statement is declared effective. The Registration Statement has not been declared effective by the SEC, and we have been obligated to pay the liquidated damages set forth in the Registration Rights Agreement. The Registration Rights Agreement provides that, at our option, these liquidated damages can be paid in cash or restricted shares of our common stock. We paid liquidated damages in the form of restricted shares of our common stock for the period from June 15, 2005 to December 15, 2005. Based on the closing market prices of $0.66, $0.58, $0.70, $0.49, $0.32 and $0.20 for our common stock on July 15, 2005, August 15, 2005, September 15, 2005, October 17, 2005, November 15, 2005 and December 15, 2005, respectively, we issued a total of 3,807,375 shares of common stock in liquidated damages from August, 2005 to January, 2006.

      The Emerging Issues Task Force ("EITF") is currently reviewing the accounting for securities with such liquidated damages provisions as stated in EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF 00-19." There are currently several views as to how to account for this type of transaction and the EITF has not yet reached a consensus. For instance, one could conclude that taken together, EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled in the Company's Own Stock," and EITF 05-04 provide that because the maximum potential liquidated damages for the failure to have the Registration Statement declared effective by June 15, 2005 is greater than the difference between the fair value of registered and unregistered shares of our common stock, the value of our common stock issued upon conversion of the Notes should be classified as temporary, rather than permanent equity. Similarly, one could conclude that given the terms of the Warrants, under EITF 00-19 the fair value of the Warrants should be recorded as a liability, with an offsetting reduction to shareholders' equity, rather than permanent equity. This warrant liability would initially be measured at fair value using the Black-Scholes option pricing model, and then re-valued at each reporting date, with changes in the fair value reported as non-cash charges or credits to earnings.

      The SEC announced its preferred interpretation of the accounting for common stock and warrants with registration rights under EITF 00-19 on December 1, 2005 in the Current Accounting and Disclosures Issues in the Division of Corporation Finance. The SEC concluded that for agreements containing registration rights where significant liquidated damages could be required to be paid to the holder of the instrument in the event the issuer fails to obtain or maintain the effectiveness of a registration statement for a preset time period, the common stock subject to such liquidated damages does not meet the tests required for shareholders' equity classification, and accordingly must be treated as temporary equity, or reflected between liabilities and shareholders' equity in the balance sheet until the requirements for treatment as permanent equity are satisfied. In analyzing instruments under EITF 00-19, the SEC concluded that the likelihood or probability of the Company's failure to have the Registration Statement declared effective is not a factor.

      Historically, we classified the Warrants and the common stock issued upon conversion of the Notes as shareholders' equity, as we believed these securities met the requirements necessary to record them as shareholders' equity. After further review in accordance with the SEC's recent preferred interpretation of EITF 00-19 as it relates to the Warrants and the common stock issued upon conversion of the Notes, we have concluded that our financial statements for the fiscal year ended September 30, 2005, and interim periods ended March 31, 2005, June 30, 2005, and December 31, 2005, will be restated. The restatement will include the reclassification of the common stock issued upon conversion of the Notes from shareholders' equity to temporary equity, and the reclassification of the liability for the fair value of the Warrants from shareholders' equity and to warrant liability as of the date they were issued.

      We are still completing our analysis of the effects of the change in the accounting for the Warrants and have not quantified the change in the results of operations for the period ended March 31, 2005 that will be included in the earnings statements to be reflected in the Form 10-QSB for the interim period ended March 31, 2006. Accordingly, we are not yet providing a reasonable estimate of the change in previously reported results.

      Our Board of Directors discussed this matter with the Company's independent public accounting firm who agreed that the Company's annual and quarterly financial statements could not be relied upon and needed to be restated as described above.


                           Applied DNA Sciences, Inc.
                -------------------------------------------
                Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 16, 2006                   By:  /s/ JAMES A. HAYWARD
                                           -----------------------------------
                                               James A. Hayward
                                               Title: Chief Executive Officer